SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Declaration of Commerciality of Transfer of Rights areas:

Sul de Guará, Nordeste de Tupi and Florim

Rio de Janeiro, September 3, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that today it submitted the declaration of commerciality for the oil and gas accumulations of Sul de Guará, Nordeste de Tupi e Florim to Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP). These areas are part of the Transfer of Rights Agreement and are located in the Santos Basin pre-salt.

In the proposal sent to the ANP, the names suggested for the new fields were Sul de Sapinhoá (Sul de Guará), Sépia (NE de Tupi) and Itapu (Florim).

The volume of 1.214 billion barrels of oil equivalent contracted through the Transfer of Rights agreement for the three areas was confirmed in the exploratory phase. The pre-salt reservoirs in these fields contain good quality oil (between 26º and 29º API).

During the execution of the Mandatory Exploratory Plan, Petrobras collected 3D seismic data for all the areas, drilled 3 mandatory wells and 2 additional ones, with the aim of delimiting and characterizing the deposits’ reservoirs. In addition, the company conducted 3 formation tests and 1 extended well test to assess the reservoirs’ productivity.

The location of the new fields of Sépia and Itapu range from 185km to 260km offshore Rio de Janeiro state at water depths between 1,850 meters and 2,250 meters. The Sul de Sapinhoá field is located some 320km off the coast of São Paulo state at a water depth between 2,200 meters and 2,250 meters.

As disclosed in the company’s 2014-2018 Business and Management Plan, the areas of NE de Tupi (Sépia field) and Florim (Itapu field) will begin commercial production in 2018 and 2020, respectively. Petrobras is analyzing alternatives for the development of the Sul de Guará area (Sul de Sapinhoá field) and will announce the start date of production when its 2015-2019 Business and Management Plan is released.

The dates cited for the start-up of these new fields are under review and may be altered or confirmed when the Development Plan for each area is submitted to the ANP.

With the declaration of commerciality of the areas of Sul de Guará, Nordeste de Tupi and Florim, the formal process to review the transfer of rights agreement will get under way on a block-per-block basis, taking into account the technical and economic premises of each area. The review of the transfer of rights agreement is expected to be concluded in 2015.

This review process is under way for the areas of Franco and Sul de Tupi, whose declarations of commerciality were submitted in December of 2013. Of all the transfer of rights blocks only the area known as Entorno de Iara has not yet had its commerciality declared, which is expected to take place by December 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.